UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 5)*

USA TRUCK, INC.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

902925106

(CUSIP Number)

Stone House Capital Management, LLC

Attn: Mark Cohen

950 Third Avenue, 17th Floor

New York, NY 10022

(212) 543-1500

with a copy to:

Taylor H. Wilson, Esq.

Haynes and Boone, LLP

2323 Victory Avenue, Suite 700

Dallas, Texas 75219

(214) 651-5000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 5, 2015

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☒

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 902925106

1.	Names of reporting persons Stone House Capital Management, LLC
2.	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
3.	SEC use only
4.	Source of funds (see instructions) AF
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 1,550,000
	9.	Sole dispositive power 0
	10.	Shared dispositive power 1,550,000
11.	Aggregate amount beneficially owned by each reporting person 1,550,000
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 14.6%
14.	Type of reporting person (see instructions) OO, IA

CUSIP No. 902925106

1.	Names of reporting persons SH Capital Partners, L.P.
2.	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
3.	SEC use only
4.	Source of funds (see instructions) WC
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 1,550,000
	8.	Shared voting power 0
	9.	Sole dispositive power 1,550,000
	10.	Shared dispositive power 0
11.	Aggregate amount beneficially owned by each reporting person 1,550,000
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 14.6%
14.	Type of reporting person (see instructions) PN

CUSIP No. 902925106

1.	Names of reporting persons Mark Cohen
2.	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
3.	SEC use only
4.	Source of funds (see instructions) AF
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization United States
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 1,550,000
	9.	Sole dispositive power 0
	10.	Shared dispositive power 1,550,000
11.	Aggregate amount beneficially owned by each reporting person 1,550,000
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 14.6%
14.	Type of reporting person (see instructions) IN, HC

This Amendment No. 5 to Schedule 13D is jointly filed by and on behalf of each of the Reporting Persons to amend the Schedule 13D related to the common stock (the “Common Stock”) of USA Truck, Inc., a Delaware corporation (the “Issuer”) previously filed by the Reporting Persons with the Securities and Exchange Commission (the “Commission”) (as amended, the “Schedule 13D”). Each capitalized term used and not defined herein shall have the meaning assigned to such term in the Schedule 13D. Except as otherwise provided herein, each Item of the Schedule 13D remains unchanged.

Item 2. Identity and Background

Item 2 is hereby amended and restated in its entirety as follows:

“(a) This Schedule 13D is jointly filed by and on behalf of each of Stone House Capital Management, LLC, a Delaware limited liability company (“Stone House”); SH Capital Partners, L.P., a Delaware limited partnership (“Partners”); and Mark Cohen (“Mr. Cohen”). Stone House, Partners and Mr. Cohen are collectively referred to herein as the “Reporting Persons”. The Reporting Persons are filing this Schedule 13D jointly, and the agreement among the Reporting Persons to file jointly is attached hereto as Exhibit 99.1 and incorporated herein by reference (the “Joint Filing Agreement”). Partners is the record and direct beneficial owner of the securities covered by this statement. Stone House is the general partner of, and investment manager to, Partners. Mr. Cohen is the managing member of Stone House.

Each Reporting Person declares that neither the filing of this Schedule 13D nor anything herein shall be construed as an admission that such person is, for the purposes of Section 13(d) or 13(g) of the Act, the beneficial owner of any securities covered by this Schedule 13D.

(b) The address of the principal business office of each of the Reporting Persons is c/o Stone House Capital Management, LLC, 950 Third Avenue, 17th Floor, New York, NY 10022.

(c) The principal business of Partners is acquiring, holding and selling securities for investment purposes. The principal business of Stone House is serving as the general partner of, and investment manager to, Partners. The present principal occupation of Mr. Cohen is serving as the managing member of Stone House.

(d) No Reporting Person has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) No Reporting Person has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such Reporting Person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) The place of organization of each Reporting Person, other than Mr. Cohen, is listed in paragraph (a) of this Item 2. Mr. Cohen is a citizen of the United States of America.”

Item 3. Source and Amount of Funds or other Consideration

Item 3 is hereby amended and restated in its entirety as follows:

“The Reporting Persons expended an aggregate of approximately $19,574,167.08 (including commissions) to acquire 1,550,000 shares of Common Stock of the Issuer in various open market transactions. Funds used to acquire shares of Common Stock of the Issuer have come from general working capital of Partners.”

Item 4. Purpose of Transaction

Item 4 of the Schedule 13D is hereby amended to add the following:

“On May 5, 2015, the Reporting Persons entered into an Amendment to Cooperation Agreement (the “Amendment”) with the Issuer. The Amendment amends certain provisions of the previously disclosed Cooperation Agreement entered into by the Issuer and the Reporting Persons on February 25, 2015 (as amended, the “Cooperation Agreement”).

The Cooperation Agreement requires, among other things, the Issuer to undertake a public secondary offering of 600,000 shares of its Common Stock held by Partners and the Reporting Persons to reimburse the Issuer for certain expenses incurred in connection with such offering. Prior to the Amendment, the aggregate amount of expenses for which the Reporting Persons were obligated to reimburse the Issuer was capped at $18,000 and the reimbursement applied only to designated expenses. Under the Amendment, if the offering of Partners’ shares of Common Stock does not close by June 15, 2015, and certain acts or omissions of any Reporting Person have occurred, then (a) the Reporting Persons are obligated to reimburse the Issuer for an expanded portion of the expenses related to the offering, up to an aggregate amount of $200,000 and (b) the Issuer will not be obligated to undertake a future offering for the Reporting Persons until the parties reach a subsequent agreement on expense allocation and timing.

The foregoing description of the Cooperation Agreement and the Amendment does not purport to be complete and is qualified in its entirety by reference to the full text of the Cooperation Agreement and the Amendment, which are filed herewith as Exhibits 99.2 and 99.3 and are incorporated herein by reference.”

Item 5. Interest in Securities of the Issuer

Item 5 is hereby amended and restated in its entirety as follows:

“(a) The aggregate number and percentage of the class of securities identified pursuant to Item 1 beneficially owned by each Reporting Person is stated in Items 11 and 13 on the cover page(s) hereto.

Each Reporting Person declares that neither the filing of this Schedule 13D nor anything herein shall be construed as an admission that such person is, for the purposes of Section 13(d) or 13(g) of the Act or any other purpose, the beneficial owner of any securities covered by this Schedule 13D.

Each Reporting Person may be deemed to be a member of a group with respect to the Issuer or securities of the Issuer for the purposes of Section 13(d) or 13(g) of the Act. Each Reporting Person declares that neither the filing of this Schedule 13D nor anything herein shall be construed as an admission that such person is, for the purposes of Section 13(d) or 13(g) of the Act or any other purpose, (i) acting (or has agreed or is agreeing to act) with any other person as a partnership, limited partnership, syndicate or other group for the purpose of acquiring, holding or disposing of securities of the Issuer or otherwise with respect to the Issuer or any securities of the Issuer or (ii) a member of any syndicate or group with respect to the Issuer or any securities of the Issuer.

(b)	Number of shares as to which each Reporting Person has:

(i)	sole power to vote or to direct the vote:

See Item 7 on the cover page(s) hereto.

(ii)	shared power to vote or to direct the vote:

See Item 8 on the cover page(s) hereto.

(iii)	sole power to dispose or to direct the disposition of:

See Item 9 on the cover page(s) hereto.

(iv)	shared power to dispose or to direct the disposition of:

See Item 10 on the cover page(s) hereto.

Partners is the record and direct beneficial owners of the securities covered by this Schedule 13D. Partners has the power to vote or to direct the vote of (and the power to dispose or direct the disposition of) the shares owned by it.

As general partner of Partners, Stone House may be deemed to have the shared power to vote or to direct the vote of (and the shared power to dispose or direct the disposition of) any shares of Common Stock of the Issuer beneficially owned by Partners. Stone House does not own any shares of Common Stock of the Issuer directly and disclaims beneficial ownership of any shares of Common Stock of the Issuer beneficially owned by Partners.

As the managing member of Stone House, Mr. Cohen may be deemed to have the shared power to vote or to direct the vote of (and the shared power to dispose or direct the disposition of) any shares of Common Stock of the Issuer beneficially owned by Stone House. Mr. Cohen does not own any shares of Common Stock of the Issuer directly and Mr. Cohen disclaims beneficial ownership of any shares of Common Stock of the Issuer beneficially owned by Stone House.

As of the date hereof, no Reporting Person owns any shares of Common Stock of the Issuer other than as set forth in this Item 5.

(c)	Not applicable.

(d)	Not applicable.

(e)	Not applicable.”

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 of the Schedule 13D is hereby amended to add the following:

“The information set forth in Item 4 is incorporated by reference into this Item 6.”

Item 7. Material to be Filed as Exhibits

Item 7 of the Schedule 13D is hereby amended and restated in its entirety as follows:

“The following exhibits are filed as exhibits hereto:

Exhibit	Description of Exhibit

99.1	Joint Filing Agreement (filed herewith).

99.2	2015 Cooperation Agreement, by and among the Reporting Persons and the Issuer, dated February 25, 2015 (incorporated herein by reference to Exhibit 99.1 to the Amendment to the Schedule 13D relating to the Common Stock of the Issuer filed by the Reporting Persons, Baker Street Capital L.P., Baker Street Capital Management, LLC, Baker Street Capital GP, LLC and Vadim Perelman with the Commission on February 26, 2015).

99.3	Amendment to Cooperation Agreement, by and among the Reporting Persons and the Issuer, dated May 5, 2015 (filed herewith).”

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: May 7, 2015	STONE HOUSE CAPITAL MANAGEMENT, LLC

	By:	/s/ Mark Cohen
	Name:	Mark Cohen
	Title:	Managing Member

SH CAPITAL PARTNERS, L.P.

	By:	Stone House Capital Management, LLC
	Its:	General Partner

	By:	/s/ Mark Cohen
	Name:	Mark Cohen
	Title:	Managing Member

MARK COHEN

/s/ Mark Cohen

EXHIBIT INDEX

Exhibit	Description of Exhibit

99.1	Joint Filing Agreement (filed herewith).

99.2	2015 Cooperation Agreement, by and among the Reporting Persons and the Issuer, dated February 25, 2015 (incorporated herein by reference to Exhibit 99.1 to the Amendment to the Schedule 13D relating to the Common Stock of the Issuer filed by the Reporting Persons, Baker Street Capital L.P., Baker Street Capital Management, LLC, Baker Street Capital GP, LLC and Vadim Perelman with the Commission on February 26, 2015).

99.3	Amendment to Cooperation Agreement, by and among the Reporting Persons and the Issuer, dated May 5, 2015 (filed herewith).